UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Xerium Technologies, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

98416J118
(CUSIP Number)

May 25, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98416J118	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,294,507
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,294,507
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,294,507
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.6%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 98416J118	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,294,507
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,294,507
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,294,507
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.6%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 98416J118	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Third Point Offshore Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 754,957
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 754,957
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 754,957
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 98416J118	13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Third Point Advisors II L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 754,957
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 754,957
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 754,957
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0%
12	TYPE OF REPORTING PERSON OO

Item 1(a):                      Name of Issuer:

The name of the issuer is Xerium Technologies, Inc., a corporation organized under the laws of the State of Delaware (the "Company").

Item 1(b):                      Address of Issuer's Principal Executive Offices:

The Company's principal executive office is located at 8537 Six Forks Road, Suite 300, Raleigh, North Carolina 27615.

Item 2(a):                      Name of Person Filing:

This Schedule 13G is filed by:

(i)
Third Point LLC, a Delaware limited liability company (the “Management Company”), which serves as investment manager or adviser to a variety of funds and managed accounts (such funds and accounts, collectively, the “Funds”), with respect to the Common Stock (as defined in Item 2(d)) directly owned by the Funds;

(ii)
Mr. Daniel S. Loeb (“Mr. Loeb”), who is the Chief Executive Officer of the Management Company and controls its business activities, with respect to shares of Common Stock indirectly beneficially owned by Mr. Loeb by virtue of such position;

(iii)
Third Point Offshore Master Fund, L.P., a Cayman Islands exempted limited partnership (the “Offshore Master Fund”) which invests and trades in securities, with respect to shares of Common Stock directly held by it; and

(iv)	Third Point Advisors II L.L.C., a Delaware limited liability company (“Advisors II”), which serves as the general partner of the Offshore Master Fund.

The Management Company, Mr. Loeb, the Offshore Master Fund and Advisors II are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b):	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Management Company, Mr. Loeb and Advisors II is 390 Park Avenue, New York, New York 10022.  The address of the principal business office of the Offshore Master Fund is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands, British West Indies.

Item 2(c):                      Citizenship:

The Management Company and Advisors II are organized as limited liability companies under the laws of the State of Delaware.  Mr. Loeb is a United States citizen. The Offshore Master Fund is organized as an exempted limited partnership under the laws of the Cayman Islands.

Item 2(d):                      Title of Class of Securities:

Common Stock, $0.001 par value ("Common Stock").

Item 2(e):                      CUSIP Number:

98416J118.

Item 3:	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

A.	[ ]	Broker or dealer registered under Section 15 of the Act,
B.	[ ]	Bank as defined in Section 3(a)(6) of the Act,
C.	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act,
D.	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940,
E.	[ ]	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
F.	[ ]	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
G.	[ ]	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
H.	[ ]	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
I.	[ ]	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
J.	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4:	Ownership:

On March 30, 2010, the Company and certain of its subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).  The Company emerged from bankruptcy pursuant to the Debtors’ Amended Joint Prepackaged Plan of Reorganization (the “Plan”) which was confirmed by the Bankruptcy Court on May 12, 2010 and became effective on May 25, 2010.  The Plan provided, among other things, for the cancellation of the Company’s then outstanding shares of common stock, par value $0.01 per share (the “Old Common Stock”), the authorization and issuance of twenty million (20,000,000) shares of Common Stock, the amendment and restatement of the Company’s certificate of incorporation and bylaws, and conversion of certain of the Company’s debt into equity.  Pursuant to the Plan, on May 25, 2010, the Company’s lenders, including the Funds, and swap termination counterparties were issued approximately 82.6% of the aggregate issued and outstanding Common Stock, and the holders of the Old Common Stock received approximately 17.4% of the aggregate issued and outstanding Common Stock.

Pursuant to the Plan, the Reporting Persons received beneficial ownership of Common Stock as follows, which constitutes all of the shares of Common Stock beneficially owned by the Reporting Persons as of the date hereof:

A. Third Point LLC
(a)      Amount beneficially owned: 1,294,507
(b)      Percent of class: 8.6%.  The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 14,969,895 shares of Common Stock issued and outstanding as of May 25, 2010, as reported in the Company’s report on Form 8-K filed with the U.S. Securities and Exchange Commission on May 28, 2010.

(c)      Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 1,294,507
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: 1,294,507

B. Daniel S. Loeb
(a)      Amount beneficially owned: 1,294,507
(b)      Percent of class: 8.6%
(c)      Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 1,294,507
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: 1,294,507

C. Third Point Offshore Master Fund, L.P.
(a)      Amount beneficially owned: 754,957
(b)      Percent of class: 5.0%
(c)      Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 754,957
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: 754,957

D. Third Point Advisors II L.L.C.
(a)      Amount beneficially owned: 754,957
(b)      Percent of class: 5.0%
(c)      Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 754,957
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: 754,957

Item 5:	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [  ]

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8:	Identification and Classification of Members of the Group:

Not applicable.

Item 9:	Notice of Dissolution of Group:

Not applicable.

Item 10:                      Certification:

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signatures on following page]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2010

THIRD POINT LLC

By: Daniel S. Loeb, Chief Executive Officer

By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

DANIEL S. LOEB

By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

THIRD POINT OFFSHORE MASTER FUND, L.P.

By: Third Point Advisors II L.L.C., its general partner
By: Daniel S. Loeb, Managing Director

By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

THIRD POINT ADVISORS II L.L.C.

By: Daniel S. Loeb, Managing Director

By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

[SIGNATURE PAGE TO SCHEDULE 13G WITH RESPECT TO

XERIUM TECHNOLOGIES, INC.]

EXHIBIT INDEX

Exhibit 99.1:	Joint Filing Agreement, dated June 10, 2010, by and between Third Point LLC, Daniel S. Loeb, Third Point Offshore Master Fund, L.P. and Third Point Advisors II L.L.C.

Exhibit 99.2:
Power of Attorney granted by Daniel S. Loeb in favor of James P. Gallagher, William Song, Joshua L. Targoff, and Bruce Wilson, dated January 5, 2009, was previously filed with the SEC on January 7, 2009 as an exhibit to Amendment No. 3 to Schedule 13G filed by Third Point LLC, Third Point Offshore Fund, Ltd., Third Point Offshore Master Fund, L.P., Third Point Advisors II L.L.C. and Daniel S. Loeb with respect to Depomed, Inc. and is incorporated herein by reference.